GREENTECH MINING INTERNATIONAL, INC.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

February 6, 2013
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Greentech Mining International, Inc.
Form 8-K
Filed September 19, 2012
File No. 000-54610

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 1, 2013 addressed to Mr. Matthew Neher, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

   Amendment No. 3 to Form 8-K Filed January 22, 2013

1. We reference your response to prior comment 2 which states that you will capitalize the entire $3 million payment under the Operating Exploration and Option to Purchase Agreement. Please tell us the accounting literature you are relying on in determining the accounting treatment. Discuss why you believe that the capitalized amount is recoverable.

Company Response

The company has determined the accounting treatment based on U.S. GAAP Codification of Accounting Standards, Codification Topic 360: Property, Plant and Equipment. In our recoverability test the sum of “undiscounted” cash flows from the assets are anticipated be greater than the carrying amount making the capital amount recoverable.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

2. Please revise your disclosure added in response to prior comment 3 to clarify what you mean by “private restrictions on transferring titles.” What private restrictions can prevent title transfer? How did you determine the dollar amount of a “private restriction”?

Company Response

We have modified the disclosure to clearly state that Greentech Mining, Inc., Greentech Mining Utah, LLC, will use a portion of the funds to remove $1.4 million in debt that is secured by the mines and the processing plant.

Mr. Russell Mancuso
February 6, 2013

Implications of Being an Emerging Growth Company, page 5

3. Refer to the last sentence of this subsection. Your remaining disclosure after the deletion you mention in your response to prior comment 4 is unclear. Please revise to clarify.

Company Response

We have deleted the last sentence of the subsection on page 5.

Our Business, page 10

4. Please expand your response to prior comment 5 to address each of the securities transactions mentioned in the last paragraph on page 10 and in the second paragraph on page 11.

Company Response

The forms required by Section 16 were filed on December 17, 2012 and amended on December 24, 2012 due to an error in connection with the transaction in which we issued 26,500,00 shares. Furthermore, the forms required by Section 16 were filed on February 6, 2013 regarding Accelerated Venture Partners purchase of 1,000,000 shares of common stock.

5. Prior comments 6 and 13 sought revised disclosure in your filing. Please amend your Form 8-K accordingly.

Company Response

We have added the requested disclosures in prior comment 6 regarding Accelerated Venture Partners and prior comment 13 regarding the property being owned by the Federal Government.

Overview, page 12

6. We note your response to prior comment 7. Please reconcile your disclosure in the last paragraph on page 12 which states that it is estimated to take approximately ninety days to review and approve the amendment with your disclosure in the last paragraph on page 29 which states that it is estimated to take 180 days to amend the permit.

Company Response

We have reconciled our disclosure in the last paragraph on page 12 which states that it is estimated to take approximately ninety days to review and approve the amendment with our disclosure in the last paragraph on page 29 which states that it is estimated to take 180 days to amend the permit.

7. Refer to the second paragraph on page 13. Tell us, with a view to disclosure, whether the exploration and testing that you mention occurred on the property that is subject to your Option Agreement that you mention on page 3. If the exploration and testing was not on the property, tell us why you believe it is appropriate to address that exploration and testing as you do in your filing. If the exploration and testing was on the property, please disclose a summary of the testing, including as appropriate the amount of sampling performed by the parties and what the sampling revealed. Also, state the reliability of what the sampling revealed and whether it has been verified.

Company Response

The exploration and testing that we mention occurred on the property and is subject to our Option Agreement that we mention on page 3. We have disclosed a summary of the testing, including as appropriate the amount of sampling performed by the parties and what the sampling revealed. Also, stated the reliability of what the sampling revealed and whether it has been verified.

Mr. Russell Mancuso
February 6, 2013

8. We note your disclosure in the fourth paragraph on page 13 where you refer to a surface excavation plan “outlined on page 33.” However, your disclosure on page 33 consists of risk factors. Please revise here and throughout your document as appropriate.

Company Response

We have modified the disclosure to state the correct page numbers 21-24.

9. We note your response to comment 8 from our letter dated December 20, 2012. Please provide disclosure regarding your tailings facility and the associated permits. Additionally, please tell us about the specific sampling work that you have performed to verify mineralization on your property.

Company Response

We have disclosed the tailing facility and the permits in the last paragraph on page 12. The Company has not performed any work to verify mineralization on your property and have relied on sampling that has been done by Greentech Utah and the historical reports dating back to 1877.  Phase I is designed to verify the past sampling that has been completed as outlined in the form 8-K.

10. We note your response to comment 9 from our letter dated December 20, 2012. It appears this tonnage is also disclosed on page 11 of your amended disclosure. Therefore, please provide the information requested in prior comment 9.

Company Response

We have removed the reference to the “tonnage” 691,000 on page 11 due to the uncertainty of the exact amount of material that can be removed and the mineralization of the material.
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11. We note your response to comment 10 from our letter dated December 20, 2012. Please be advised that we may have additional comments after receiving and reviewing the supplemental materials.

Company Response

The Company acknowledges that the commission may have additional comments regarding comment 10 from the letter dated December 20, 2012.

12. We note your response to comment 11 from our letter dated December 20, 2012. It appears the term ore is still used throughout your filing. Please revise in order to remove this term.

Company Response

We have revised the document to remove the term “ore”.

Metals Processing and Refining, page 25

13. Please revise the paragraph below the picture on page 25 which says that recovery of gold and silver is possible to disclose the substance of your response to prior comment 14. If you do not know whether any gold and silver can be extracted from the sand as indicated in response 19 of your December 6, 2012 letter to us, please disclose this lack of knowledge clearly when you revise your Form 8-K in response to this comment.

Company Response
We have updated the disclosure on page 25.

Mr. Russell Mancuso
February 6, 2013

Plan of Operation, page 40

14. We note your response to prior comment 17. Please ensure that the use of the proceeds described in the table on page 43 reflects the costs mentioned in the third and fourth paragraphs on page 41.

Company Response

We have modified the disclosure to reflect the use of proceeds on page 43.

15. We note your revisions at the bottom of page 42. Please tell us how the table on page 43 reflects the amount you must pay for your option as mentioned on page 4. If the table reflects the $1,000,000 first option payment and the $200,000 monthly payments, it is unclear how the table reflects sufficient funds for the other expenses for each phase that you mention on page 41. Please revise or advise.

Company Response

We have revised the table and disclosures to reflect the time frame we believe it will take to move into Phase II.

Executive Compensation, page 47

16. Please tell us with specificity where you have revised the disclosure to address prior comment 20.

Company Response

We have reconciled the error and modified the disclosure within the Executive Compensation section on page 47 to reflect the proper bonus payments in the employment agreement that was entered into by the Company on September 14, 2012.

Certain Relationships and Related Transactions, page 48

17. Please revise this section as indicated in the second sentence of your response to prior comment 28. Also, tell us with specificity where you have revised the disclosure to address each of the issues in prior comment 22.

Company Response

We have revised the disclosure to address prior comment 28 on page 48 and disclosed the AVP participation rights on page 11.

Exhibits, page 50

18. We note your response to prior comment 23. Please tell us how you ensured that your exhibit index is accurate. The index indicates that the Operating, Exploration and Option to Purchase Agreement dated September 17, 2012 is included as exhibit 10.1 with this amendment. However, you did not include any agreements as exhibits with this amendment. Also, we note that you do not refer in the exhibit index of this amendment to the Mineral Claim Option Agreement dated September 21, 2012 filed

Company Response

We have corrected the error and will ensure that our exhibit list is accurate.

Mr. Russell Mancuso
February 6, 2013

Form 8-K Filed September 24, 2012

19. We note your response to comment 24 from our letter dated December 20, 2012. We are unable to locate the amendment. Please advise.

Company Response

We have filed the amendment on February 6, 2013

Form 10-Q for the Quarterly Period ended September 30, 2012

20. We may have further comments when you file your amended Form 10-Q and make the revisions as you mention in your responses to prior comments 25-29.

Company Response

The Company acknowledges that the commission may have additional comments on our Form 10-Q but would like to incorporate all the additional disclosures requested from the amended Form 8-K comments before filing.

Liquidity and Capital Resources, page 17

21. We see that you had significant amounts due in November and December 2012 related to the Operating, Exploration and Option to Purchase with Greentech Mining, Inc. and the Mineral Claim Option Agreement with Union Gulf Resources Ltd. Please tell us if you have raised the funds necessary to make those payments and if the payments were made. Please also tell us how this has impacted your plan of operations. In this regard, in future filings, including any amendments, please provide updated disclosures about your plan of operations, including the status of the required payments and your plan to raise $15 million before the close of 2012.

Company Response

We have not raised the capital for the Option Agreement and are still evaluating/testing the material regarding the Mineral Claim Option Agreement. We will make full disclosures on our Form 10-Q coming due regarding the agreements and the plan of operation.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 Matthew J. Neher

GREENTECH MINING INTERNATIONAL, INC.

By: Matthew J. Neher
Matthew J. Neher
Chief Executive Officer